Pricing supplement no. 754
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-V dated October 22, 2007

Registration Statement No. 333-130051
Dated October 22, 2007
Rule 424(b)(2)



Structured Investments

JPMorgan Chase & Co.
$3,412,000
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the NASDAQ-100 Index® due November 25, 2008

General

- The notes are designed for investors who seek a return of 1.5 times the appreciation of an equally weighted diversified basket of domestic indices up to a maximum total return on the notes of 13.95% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 25, 2008†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on October 22, 2007 and are expected to settle on or about October 25, 2007.

Key Terms

Basket:	The notes are linked to a basket consisting of the S&P 500® Index ("SPX") and the NASDAQ-100 Index® ("NDX") (each a "Basket Index," and together, the "Basket Indices").
Component Weightings:	The S&P 500 Weighting is 50% and the NASDAQ-100 Weighting is 50% (each a "Component Weighting," and collectively, the "Component Weightings").
Upside Leverage Factor:	1.5.
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.5, subject to a Maximum Total Return on the notes of 13.95%. For example, if the Basket Return is more than 9.30%, you will receive the Maximum Total Return on the notes of 13.95%, which entitles you to a maximum payment at maturity of $1,139.50 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} \times 1.5)]$$

Your principal is protected against up to a 15% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + 15\%)]$$

If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.

Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was October 22, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:

$$100 \times [1 + (\text{S\&P 500 Return} \times \text{S\&P 500 Weighting}) + (\text{NASDAQ-100 Return} \times \text{NASDAQ-100 Weighting})]$$

Each of the S&P 500 Return and the NASDAQ-100 Return is the performance of the relevant Basket Index, expressed as a percentage, from the closing level of such Basket Index on the pricing date to the closing level of such Basket Index on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-V.

Observation Date:	November 20, 2008†
Maturity Date:	November 25, 2008†
CUSIP:	48123MDJ8

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-V.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-V and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$3,412,000	$34,120	$3,377,880

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-74 of the accompanying product supplement no. 39-V.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 22, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-V dated October 22, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 22, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-V dated October 22, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004480/e28893_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.5, up to the Maximum Total Return on the notes of 13.95%, or $1,139.50 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS —** Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the Ending Basket Level declines by more than 15%, for every 1% decline beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.

- **DIVERSIFICATION AMONG THE BASKET INDICES —** The return on the notes is linked to a basket consisting of the S&P 500® Index and the NASDAQ-100 Index®. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The NASDAQ-100 Index® is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on The NASDAQ Stock Market. The NASDAQ-100 Index® is a trademark of The Nasdaq Stock Market, Inc. and is licensed for use by us. The notes are not issued, endorsed, sold or promoted by Nasdaq® and Nasdaq® makes no warranty and bears no liability with respect to the notes. For additional information about each Basket Index, see "The S&P 500® Index" and "The NASDAQ-100 Index®" in the accompanying product supplement no. 39-V.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the stocks composing the S&P 500® Index or the NASDAQ-100 Index®. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-V dated October 22, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN —** If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 13.95%, regardless of the appreciation in the Basket, which may be significant.

- **PRICE MOVEMENTS OF CERTAIN STOCKS LISTED ON THE NASDAQ STOCK MARKET WILL HAVE A GREATER IMPACT ON THE BASKET RETURN —** Because the S&P 500® Index is composed of the stocks of companies listed in the United States, including those listed on The NASDAQ Stock Market, and the NASDAQ-100 Index® is composed of the stocks of companies listed exclusively on The NASDAQ Stock Market, the stock of a company listed on The NASDAQ Stock Market may be included in both the S&P 500® Index and the NASDAQ-100 Index®. As a result, price movements of such a stock will have a greater impact on the Basket Return than a stock that is included in only one of the Basket Indices.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interest as a holder of the notes in taking any appropriate action that might affect the value of the S&P 500® Index or the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally as well as in each of the markets of the securities composing the Basket Indices;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Upside Leverage Factor of 1.5 and the Maximum Total Return on the notes of 13.95%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	13.95%
170.00	70.00%	13.95%
160.00	60.00%	13.95%
150.00	50.00%	13.95%
140.00	40.00%	13.95%
130.00	30.00%	13.95%
120.00	20.00%	13.95%
110.00	10.00%	13.95%
109.30	9.30%	13.95%
105.00	5.00%	7.50%
101.00	1.00%	1.50%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**
90.00	-10.00%	**0.00%**
85.00	-15.00%	**0.00%**
80.00	-20.00%	-5.00%
70.00	-30.00%	-15.00%
60.00	-40.00%	-25.00%
50.00	-50.00%	-35.00%
40.00	-60.00%	-45.00%
30.00	-70.00%	-55.00%
20.00	-80.00%	-65.00%
10.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 1.5 does not exceed the Maximum Total Return of 13.95%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.5)] = \$1,075$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 85.

Because the Ending Basket Level of 85 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 1.5 exceeds the Maximum Total Return of 13.95%, the investor receives a payment at maturity of $1,139.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

Historical Information

The following graphs show the historical weekly performance of the Basket Indices as well as the Basket as a whole from January 4, 2002 through October 19, 2007. The closing level of the S&P 500® Index on October 22, 2007 was 1506.33. The closing level of the NASDAQ-100 Index® on October 22, 2007 was 2157.45.

We obtained the various closing levels of the Basket Indices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.





JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the NASDAQ-100 Index®

PS- 4